Code of Ethics

In accordance with Rule 204A-1 of the Investment Adviser’s Act of 1940 (the “Advisers Act”) and Rule 17j-1 of the Investment Company Act of 1940 (the “IC Act”), all Partners and supervised employees of Aperio Group, LLC (Aperio) are required to comply with the following Code of Ethics (Code).  Under this rule, all Partners and employees of Aperio are considered to be “Supervised Persons”.  Those Supervised Persons, and any Aperio agent, representative or independent consultant that have access to non-public information regarding clients’ purchases or sales, are directly involved in making portfolio management decisions and/or are trading in clients’ accounts based on those decisions are considered “Access Persons”.  All Supervised Persons and Access Persons must be provided with a current copy of the Aperio Code of Ethics and any amendments.

This policy is intended to promote honest and ethical conduct of employees and others who act for and on behalf of Aperio Group, LLC.  While this policy may not cover every issue that may arise, it sets out the basic principles to guide the firm’s Supervised Persons and Access Persons.   All such persons must conduct themselves accordingly, and seek to avoid even the appearance of improper behavior.  If a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your supervisor or Aperio’s Chief Compliance Officer (CCO).

A copy of the Code and any subsequent amendment to the Code will be provided to all Supervised Persons and Access Persons.  Aperio’s CCO or a designee will maintain and enforce this Code.  Evidence of receipt of this Code by all Supervised Persons, and Access Persons will be maintained by the CCO.

Those who violate the standards in this Code will be subject to disciplinary action, including possible termination of employment. The CCO is charged with keeping all required records pertaining to this Code, which are outlined in the Advisers Act and the IC Act and include, but are not limited to copies of the Code, a list of all Access Persons, copies of all reporting by all Access Persons required by the Code, records of violations of the Code, and actions taken as a result of any violation of the Code. All required records pertaining to this Code will be maintained in accordance with the books and records rules under the Advisers Act and the IC Act.

Supervised Persons and Access Persons must be aware that the issues discussed below can arise both as the result of such person’s direct activity, and indirectly, through third persons related to or affiliated with a Supervised Person or Access Person.  Supervised Persons and Access Persons must not deal with or use these third persons on their behalf to take any action that is prohibited to the Supervised Person or Access Person as indicated hereunder.

Revised 12-31-2013

1.	Compliance with Laws, Rules and Regulations

It is the policy of Aperio that Supervised Persons and Access Persons shall act in accordance with the Laws, Rules and Regulations of the Governmental jurisdictions within which the firm operates and is regulated.  These include the Advisers Act, the IC Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Bank Secrecy Act of 1970, as it applies to fund and investment advisers, Title V of the Gramm-Leach-Bliley Act of 1999, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as any rules adopted by the SEC under any of these statutes and any rules adopted there under by the SEC, Department of Labor or the Department of Treasury.

Obeying the law, both in letter and in spirit is the foundation upon which Aperio’s ethical standards are built.  All Supervised Persons and Access Persons must respect and obey all laws in any jurisdiction in which the firm operates.   If there is a question of law in the course of doing business it is important to seek advice from the appropriate Aperio official or the CCO.

2.	Conflicts of Interest

It is the policy of Aperio that Supervised Persons and Access Persons shall avoid conflicts of interest and place client interests before their own.  As fiduciaries, the firm,  its Supervised Persons and Access Persons must at all times deal with clients in an honest and ethical manner.

A conflict of interest exists when a person’s personal interest interferes in any way with the interests of Aperio and by extension an Aperio client. A conflict situation can arise when an Supervised Person or Access Person takes actions or has interests that may make, or appear to make, it difficult to perform his or her Aperio work objectively and effectively.  Conflicts may also occur when an Aperio Supervised Person or Access Person receives improper personal benefits as a result of his or her position and duties at Aperio.

Supervised Persons and Access Persons shall at all times ensure that client interests supersede their individual interests and Aperio interests in the client relationship including (but not limited to) investment selection, transactions, monitoring, and custody.

Any Supervised Person or Access Person who becomes aware of a conflict of interest should consult with the CCO or other Partner of Aperio and consult the procedures described in section 9 of this Code.

Revised 12-31-2013

3.	Unlawful Actions

It is unlawful for any Supervised Person or Access Person:

(a)	To employ any device, scheme or artifice to defraud a client;
(b)	To make any untrue statement of a material fact to any of the firm’s clients or omit to state a material fact necessary in order to make the statements made to a client, in light of the circumstances under which they are made, not misleading;
(c)	To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on a client; or
(d)	To engage in any manipulative practice with respect to a client.

This Code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield Supervised Persons from liability for personal trading or other conduct that violates a fiduciary duty to firm clients.

4.	Marketing Timing

No Supervised Person or Access Person shall engage in aggressive trading or market timing activities. For the purposes of the Code, “market timing” shall be defined as a purchase and redemption, regardless of size, of the same Firm managed mutual fund within a 30 day period, unless doing so would result in a substantial loss. Under this circumstance, the Supervised Person or Access Person must obtain approval from the CCO (or other Partner in the case of the CCO) in advance of the sale of the Firm managed mutual fund and provide a written detailed explanation of the hardship.

5.	Insider Trading Policy

It is the policy of Aperio that Supervised Persons and Access Persons who have access to confidential information are not permitted to act or use, or cause others to act or use, share or disseminate material nonpublic information. Use of non-public information for personal financial benefit or through dissemination to benefit others who would use such information to make an investment decision is unethical and illegal.

Pending trades, fund holdings, client holdings, and client diversification plans may be considered material non-public information that a reasonable investor would view as altering the total mix of information available to the public. In addition, material non-public information also may include information about corporate events that have not yet been made public. For example, the officers of a firm know in advance if the company is about to be acquired or if the latest earning report is going to differ significantly from information previously released. If information reasonably influences the purchase, sale or market value of a company’s securities and such information has not yet been publicized in a widely used medium, then it is considered insider information

Aperio maintains a list of securities, and Firm managed mutual funds which are restricted from trading by Access Persons (“Restricted Securities List”).  It is the responsibility of each Access Person to consult the Restricted Securities List or the CCO before transacting to ensure compliance with this policy.  Each Access Person must review the firm’s most recently updated Restricted Securities List and report to the CCO any recommended additions or deletions to that list.

Revised 12-31-2013

To prevent and detect insider trading and purchases of restricted securities, 1) quarterly trading reports will be reviewed for all Supervised Persons and 2) quarterly brokerage statements and annual holdings will be reviewed for all Access Persons.

6.	Honesty and Fair Dealing

It is the policy of Aperio that each Supervised Person and Access Person should endeavor to respect the rights of and deal fairly and objectively with Aperio’s clients, suppliers, competitors and employees.  No Supervised Person or Access Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

In order to maintain the trust that clients place in Aperio, Supervised Persons and Access Persons should deal with all clients equitably and not give preferential treatment to favored clients to the detriment of other clients.  Supervised Persons and Access Persons will use reasonable care and prudent judgment when managing client assets and meeting their obligations to clients.

Business entertainment and gifts in a commercial setting is for the purpose of creating good will and sound working relationships and not to gain unfair advantage with clients.  No gift or entertainment should ever be offered, given, provided or accepted by any Aperio Supervised Person, Access Person or family member of such persons unless it: 1) is not a cash gift (excepting minimal speaking gratuities or similar payments), 2) is consistent with customary business practices, 3) is not excessive in value (maximum of $200.00 a year), 4) cannot be construed as a bribe or payoff and 5) does not violate any laws or regulations.

No Supervised Person or Access Person shall serve on the board of directors of a company, institution, endowment, charity, or any other organization without prior written authorization by the CCO or designee (or other Partner in the case of the CCO). If board service is authorized, such Supervised Person or Access Person shall at all times ensure that they have no role in making any type of investment decisions with respect to the company, unless otherwise approved by the CCO or designee (or other Partner in the case of the CCO).

While associated with Aperio, no Supervised Person or Access Person will accept outside employment or receive outside compensation without obtaining written pre-approval by the CCO or designee (or other Partner in the case of the CCO).  (Please note: This procedure must be followed even if the outside activity is performed without receiving compensation.
Revised 12-31-2013

7.	Record-Keeping and Reporting

Aperio requires honest and accurate recording and reporting of information in order to make responsible business decisions. This applies to Aperio reporting and to information and reports provided to clients.

All reports and communication internal to Aperio and external to its clients and others must be accurate and complete.  Performance reports must present information that is fair, accurate, relevant, timely and complete.

The CCO or designee, will be responsible for maintaining the following records pertaining to the Code for a minimum of five years from the end of the fiscal year in which the report was obtained and/or in effect, the first two years on-site in an accessible place, with the exception of (c) below, which will be kept for five years after the individual ceases to be deemed an Access Person.

(a)	A list of all of the Firm’s Access Persons, which will include every person who was deemed an Access Person at anytime within the past five years, even if they are no longer deemed as such.

(b)	Copies of the Code and all amendments thereto.

(c)	Copies of the written acknowledgments of the Code and each amendment submitted by each Access Person.

(d)	A record of any violation of the Code and any action taken as a result of the violation.

(e)	Copies of each holding and transaction report submitted by an Supervised Person and Access Person, as applicable.

(f)	Copies of all brokerage statements submitted by each Access Person.

(g)	All pre-clearance decisions and the reasons supporting the decision.

8.	Confidentiality

It is the policy of Aperio that all Supervised Persons and Access Persons must hold information communicated to them by clients or other sources within the context of the manager-client relationship and proprietary information relating to Aperio, strictly confidential, and they must take all reasonable measures to preserve this confidentiality.

Revised 12-31-2013

Aperio receives handles and stores considerable quantities of confidential information from our clients and potential clients concerning those clients or third parties with whom our clients deal and about Aperio.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the firm or its clients, if disclosed.  It also includes information that suppliers and customers have entrusted to us.  Supervised Persons and Access Persons must maintain the confidentiality of the information entrusted to them by the firm or its clients, as required by applicable law and any contractual arrangements by which Aperio is bound, except when disclosure is authorized by the firm or required by law.  The obligation to preserve confidential information continues even after employment ends.

9.	Protection and Proper Use of Assets

Supervised Persons and Access Persons should always endeavor to protect the firm’s assets and ensure their efficient use.  Theft, carelessness, and waste will not be tolerated.  Any suspected incident of fraud or theft should be immediately reported for investigation.

The obligation to protect firm assets includes its proprietary information.  Proprietary information includes intellectual property as well as business, marketing and service plans, ideas, databases, records and salary information.  Unauthorized use or distribution of this information is a violation of firm policy.

10.	Reporting any Illegal or Unethical Behavior

Supervised Persons and Access Persons must speak promptly with a firm Partner or with the CCO about observed potential or actual illegal or unethical behavior or other violation of this Code.  Reports of misconduct by others, made in good faith by Supervised Persons or Access Persons will not be met with retaliation against the reporting person. The firm maintains a Whistlerblower policy that encourages confidential reporting of violations of any laws, regulations or firm policy and procedures.

11.	Compliance Procedures

Initially/
Annually:	CCO shall conduct an annual review of all compliance procedures and controls including as part of the process meeting with Supervised Persons and Access Persons to insure knowledge and compliance with policies and procedures.

Revised 12-31-2013

Each Access Person shall provide to the CCO for review, initially within 10 days of hire and annually, a complete list of holdings or brokerage statements (including privately placed securities) for any account they have control over or an interest in (control accounts).  The report must include the following information, which must be as of a date no more than 45 days prior to the date the report was submitted:

i. The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Access Person has any direct or indirect beneficial ownership;

ii. The name of the broker, dealer or bank with which the Access Person maintains an account in which the securities are held; and

iii. The date the Access Person submits the report.

Another Partner of Aperio will review the CCO’s holdings. Documentation of review will be maintained.

Quarterly:	Within 30 days of quarter-end each Supervised Person shall submit to the CCO a report listing all transactions that took place during the quarter in their personal control accounts. All Access Persons will submit copies of brokerage statements that include all transactions in accounts under their control for the prior quarter and if applicable, a listing of any privately traded securities transactions. The report and brokerage statements must contain the following information:

i.	The date of the transaction (either trade date or settlement date), the name of the security, the symbol, the number of shares, the maturity date and/or the interest rate, if applicable, and the principal amount of each Security involved;

ii.	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);

iii.	The price of the security at which the transaction was effected;

iv.	The name and account number of the personal account.

Another Partner will review CCO’s brokerage statements and reports. All statements and reports will be reviewed for compliance with the Aperio Code of Ethics compliance procedures and applicable federal securities laws.

Periodically:	CCO will circulate the firm’s Restricted Securities List to all Supervised Persons and Access Persons along with a request for additions or deletions from the list.

Revised 12-31-2013

All Access Persons must seek pre-clearance of all trades in IPO’s and Private Placements from the CCO through email or written communication with documentation initialed by the CCO.  The CCO will seek pre-clearance from another Partner. Documentation should include all relevant information and will also be documented in the quarterly brokerage statements.

12. Administration of the Code

(a)	The CCO or designee (or other Partner in the case of the CCO) will review all reports and other information submitted under this Code. This review will include, but not be limited to: 1) an assessment of whether Supervised persons an Access Persons followed the required procedures, 2) an assessment of whether Supervised Persons and Access Persons have traded in the same securities as the firm’s clients and if so, determining whether the client terms for the transactions were more favorable, 3) an assessment of any trading patterns that may indicate abuse, including market timing, and 4) performing any other assessment that may be necessary to determine whether there have been any violations of the Code.
(b)	Each Supervised Person and Access Person shall receive a copy of the Code initially upon becoming a Supervised Person or Access Person, annually and anytime the Code is amended. Upon receipt, each Supervised Person and Access Person is required to read and understand the requirements of the Code and then submit to the CCO or designee, the Code of Ethics Acknowledgment Form (Appendix A).. The Acknowledgment Form must be submitted no later than 30 days from the date of receipt of the Code.
(c)	This Code does not amend or supersede any other Code(s) of Ethics that may affect the duties and obligations of any person affected hereby.
(d)	For any mutual funds sub-advised by the firm no less frequently than annually, the CCO or designee will furnish to the board of directors of the firm’s sub-advised mutual funds a written report that:
i. Describes any issues arising under the Code during the reporting period, including, but not limited to, information about material violations of the Code and sanctions imposed in response to the material violations; and
ii. Certifies that the firm has adopted procedures reasonably necessary to prevent Supervised Persons and Access Persons from violating the code.

While rare, sometimes it is difficult to know right from wrong.  Below are some suggestions for how to handle situations that may not be clear.

Check list to assure prompt and consistent action against violations of the Code:

Make sure you have all the facts.  In order to reach the right solution, be as fully informed as possible.

Revised 12-31-2013

Does what you are being asked to do seem unethical or improper?  Focus on the specifics.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

Clarify your responsibility and role.  In most situations, there is shared responsibility.  Are your colleagues informed?  Get others involved and discuss the problem.

Discuss the problem with a Partner or the CCO.

You should report ethical violations in confidence and without fear of retaliation.

When in doubt, always ask first and act later.

Aperio Group, LLC places great importance on the firm’s Code of Ethics and will maintain and enforce the code at all times.  The CCO is charged with the implementation of this Code and the establishment of procedures designed to assure adherence to this Code.

Any violation of this policy, even if it is corrected immediately, shall be reported to the CCO.

Dated: December 31, 2013

Revised 12-31-2013

APPENDIX A

RECEIPT AND ACKNOWLEDGMENT
OF
APERIO GROUP, LLC CODE OF ETHICS

This is to acknowledge that I have received a copy of the Aperio Group, LLC Code of Ethics Policy.   I further acknowledge that it is my responsibility to read this information, to ask questions of the Chief Compliance Officer if I do not understand any of the information, and I also certify to abide by and observe all of the and rules, policies, and procedures explained therein, including future changes or additions to this policy.

Signature:

Print Name:

Date:

Revised 12-31-2013